Imperial Metals

**Third Quarter Report**
**September 30, 2009**

# 2009 THIRD QUARTER REPORT

## TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three and nine months ended September 30, 2009 and September 30, 2008 are summarized below and discussed in detail in the Management's Discussion and Analysis.

| | Three Months Ended Sept 30 | | Nine Months Ended Sept 30 | |
|---|---|---|---|---|
| *(unaudited) in thousands except per share amounts* | 2009 | 2008 | 2009 | 2008 |
| Revenues | $53,788 | $53,642 | $137,583 | $235,150 |
| Operating Income | $17,609 | $9,885 | $21,058 | $95,220 |
| Net Income (Loss) | $4,544 | $23,452 | $(9,356) | $69,353 |
| Net Income (Loss) Per Share | $0.14 | $0.72 | $(0.29) | $2.13 |
| Adjusted Net Income [1] | $8,812 | $5,361 | $23,668 | $59,978 |
| Adjusted Net Income Per Share [1] | $0.31 | $0.17 | $0.74 | $1.84 |
| Cash Flow [1] | $15,856 | $7,891 | $36,027 | $92,544 |
| Cash Flow Per Share [1] | $0.49 | $0.24 | $1.12 | $2.84 |

Revenues were $53.8 million in the September 2009 quarter compared to $53.6 million in the 2008 quarter.

Concentrate inventory levels were high at Mount Polley with approximately 10,000 tonnes at port and ready for shipment at quarter end. Mount Polley made a concentrate shipment in early October. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended September 2009 increased to $17.6 million from $9.9 million in the September 2008 quarter.

Net income was $4.5 million in the September 2009 quarter compared to net income of $23.4 million in the 2008 quarter. Adjusted net income in the quarter was $9.8 million or $0.31 per share, versus $5.4 million or $0.17 per share in the September 2008 quarter. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging and removing the unrealized share based compensation expense, net of taxes and certain other items, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

The Company realized gains on derivative instruments of $1.4 million in the quarter compared to a realized loss of $1.4 million in the 2008 quarter. The increase in copper prices since June 30, 2009 resulted in unrealized losses of $12.1 million in the September quarter compared to unrealized gains of $30.4 million in the September 2008 quarter when copper prices declined. In total, the Company recorded losses on derivative instruments of $10.6 million in 2009 versus gains of $29.0 million in 2008.

[1] Adjusted Net Income, Adjusted Net Income Per Share, Cash Flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

*The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.*

Cash flow increased to $15.9 million in the September 2009 quarter compared to $7.9 million in the 2008 quarter. The $8.0 million increase is primarily the result of improved operating margins at Huckleberry.

Capital expenditures decreased to $7.3 million from $17.2 million in the comparative 2008 quarter. Expenditures in the September 2009 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. In addition, in the September 2009 quarter the Company purchased $1.1 million of mobile mining equipment financed by long term debt. At September 30, 2009 the Company had $29.6 million in cash, cash equivalents and short term investments.

During the September 2009 quarter the Company purchased for cancellation 88,300 common shares at a cost of $0.5 million under the Normal Course Issuer Bid.

**Mount Polley Mine**

| Production | Nine Months Ended September 30 | |
|---|---|---|
| *(unaudited)* | 2009 | 2008 |
| Ore milled (tonnes) | 5,217,744 | 5,138,147 |
| Ore milled per calendar day (tonnes) | 19,113 | 18,752 |
| Grade % - Copper | 0.389 | 0.561 |
| Grade g/t - Gold | 0.319 | 0.304 |
| Recovery % – Copper | 58.66 | 74.08 |
| Recovery % – Gold | 67.63 | 69.09 |
| Copper produced (lbs) | 26,262,166 | 47,080,160 |
| Gold produced (oz) | 36,196 | 34,694 |
| Silver produced (oz) | 173,534 | 406,420 |

Mill throughput has averaged 19,113 tonnes per day for the year, up over last year. Copper production for the third quarter was 9.1 million pounds, down from the 2009 second quarter total of 9.7 million pounds. Gold production was 13,529 troy ounces, up from the 2009 second quarter total of 12,728 troy ounces. Recoveries from the high oxide Springer ore continue to be low, but are increasing with copper recovery going from 59.24 % in the second quarter to 61.71% in the current quarter, and gold recovery going from 68.53% in the second quarter to 70.45% in the current quarter. The majority of ore delivered to the mill was from the Springer pit, along with smaller amounts from the Southeast and Wight pits. The last of the Wight pit ore was milled in the September quarter.

Development of the Pond zone pit is underway. The first ore is expected to be delivered to the mill in the first quarter of 2010.

Exploration expenditures at Mount Polley were $1.4 million in the September 2009 quarter compared to $0.8 million in the September 2008 quarter. Drilling is being conducted in the Boundary zone, Pond zone, and to the northwest of the Springer pit. A permit has been received to drive an access ramp from the Wight pit to explore the Boundary zone with underground drilling. The excavation of this ramp is expected to begin in the second quarter of 2010. The Wight pit is currently being backfilled to provide access to the north wall of the pit for this ramp to be collared.

The wholly owned Mount Polley open pit copper/gold mine is located 56 kilometres northeast of Williams Lake, British Columbia.

**Huckleberry Mine**

| Production | Nine Months Ended September 30 | |
|---|---|---|
| (100% - Imperial owns 50%) *(unaudited)* | 2009 | 2008 |
| Ore milled (tonnes) | 4,498,800 | 4,457,955 |
| Ore milled per calendar day (tonnes) | 16,479 | 16,270 |
| Grade (%) – Copper | 0.374 | 0.313 |
| Grade (%) – Molybdenum | 0.006 | 0.006 |
| Recovery (%) – Copper | 90.60 | 88.50 |
| Recovery (%) – Molybdenum | 2.55 | 22.00 |
| Copper produced (lbs) | 33,607,000 | 27,246,753 |
| Gold produced (oz) | 2,583 | 2,305 |
| Silver produced (oz) | 197,541 | 182,696 |
| Molybdenum produced (lbs)* | 14,467 | 137,407 |

* *molybdenum circuit was only run for a few days during period due to low grades and prices*

Copper production increased during the first nine months compared to the same 2008 period. Throughput, grade and recovery all continued to improve as higher grade ore was delivered from the Main Zone Extension pit. Molybdenum continued to only be produced on days when higher molybdenum grade ore is delivered to the mill.

A drill program consisted of fourteen diamond drill holes totaling about 4,000 meters is underway to further test the area between the Main Zone Extension and Main Zone pits to determine if it will be possible to further extend the life of the mine.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, British Columbia.

**Red Chris**

In the 2009 deep drilling program, twelve 1,500 metre diamond drill holes were planned to test the deep mineralization discovered in the East zone in 2007. To date, five of the planned holes have been completed and another three are expected to be completed by year end. All the holes assayed have returned long intervals of copper/gold mineralization, adding to the evolving model of deep mineralization in the East zone.

Recently released results from drill hole RC09-350 (NR:Nov 9/09), the eastern most drill hole in the current program, intercepted 152.5 metres grading 4.12% copper and 8/83 g/t gold starting at a depth of 540 metres. This is the highest grade intercept of that scale in the properties history.

During this past summer, in addition to the diamond drilling, the following exploration programs were under taken: 31 line kilometres of deep penetrating induced polarization (IP) and magnetotelluric (MT) survey over the deposit and surrounding area, 166 short diamond drill holes on a 400 metre grid to explore the till covered geology in the vicinity of the deposit, and an airborne magnetic survey covering the entire property. Staff geologists and consultants are working on development of a geologic model using all the information collected that will help explain the various characteristics of the deposit at depth, including the zones of high grade gold and high bornite content and focus further exploration at Red Chris.

The Red Chris copper/gold property in northwest British Columbia is 80 kilometres south of Dease Lake and 18 kilometres southeast of the village of Iskut. Access to the property from pavement at Highway 37 is six kilometres along the Ealue Lake Road, and 17 kilometres along the newly constructed Red Chris access road.

**Sterling**

The 2009 underground diamond drilling program was completed in the third quarter. The 144 zone has been extended to the north, west and south, and high grade gold mineralization has been discovered in the latite dike that divides the 144 zone from its east extension. A total of 35 holes totaling 9,965 feet were drilled.

The results of this drill program will be incorporated into the geologic model of the 144 zone, followed by an update of the gold resource estimate. A study will then follow to investigate whether the resource is sufficient to reopen the Sterling gold mine. Our own crews are currently extending the underground workings to facilitate additional exploration and the start of mining.

The Sterling gold property is located 185 kilometres northwest of Las Vegas, Nevada.

**Selkirk Metals Corp.**

A business combination with Selkirk Metals Corp. was completed in early November, bringing a portfolio of BC early stage and advanced exploration properties to the combined company. We look forward to working with the Selkirk team to further explore and develop these assets. Imperial welcomes Mr. Ted Muraro to the Board of Directors. Mr. Muraro was a director of Selkirk. He has a long and distinguished career of over forty years in the mineral exploration industry.

**Outlook**

With favourable metal prices, tempered somewhat by a strengthening Canadian Dollar, Imperial has been able to generate cash flow to fund an aggressive exploration program which includes drilling at Red Chris, Mount Polley, Sterling and Huckleberry.

During the September quarter, the Government of Canada announced its commitment to invest, along with the Province of British Columbia, in the construction of the Northwest Transmission Line. The power line would run along Highway 37 and provide clean, affordable, grid power to northwestern British Columbia. More specific to Imperial, the construction of the Northwest Transmission Line will provide a key component required for the development of Red Chris.

Exploration work this year has been successful, especially with the exciting results from the deep drilling at Red Chris's East zone. We look forward to results from a continued and expanded exploration and development program at Red Chris in 2010.

Brian Kynoch
President

## MANAGEMENT'S DISCUSSION & ANALYSIS

### Forward Looking Statements

This Management's Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of November 9, 2009. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" in the Management's Discussion and Analysis for the year ended December 31, 2008. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

### Overview

Revenues were $53.8 million in the three months ending September 30, 2009 compared to $53.6 million in comparative 2008 period. Positive revenue revaluations in 2009 more than offset lower sales volumes and copper prices compared to 2008 when large negative revenue revaluations reduced revenues. The London Metals Exchange cash settlement copper price per pound averaged US$2.65 in the 2009 period compared to US$3.49 in the 2008 period or about 24% lower. The average US Dollar/CDN Dollar exchange rate over the same period was about 5% higher in 2009 compared to 2008. In CDN Dollar terms the average copper price in the 2009 period was 20% lower than the 2008 period average copper price.

Revenue in the third quarter of 2009 included positive revenue revaluations of $5.8 million compared to negative revenue revaluations of $27.1 million in the September 30, 2008 period. The revaluation of accounts receivable include the revenue changes resulting from shipments settling in the current quarter that were recorded as sales in prior quarters and for shipments sold in the current quarter that will settle in future quarters. Positive revenue revaluations are the result of the copper price on the settlement date and/or at the current period balance sheet date being higher than when the revenue was initially recorded or the copper price at the last balance sheet date.

Operating income increased to $17.6 million from $9.9 million in 2008 as result of higher contribution margins from mine operations and reduced depletion and depreciation expense in the current period.

Net income for the three months ended September 30, 2009 was $4.5 million ($0.14 per share) compared to a net income of $23.4 million ($0.72 per share) in the comparative 2008 period.

Adjusted net income in the three months ended September 30, 2009 was $9.4 million ($0.29 per share) compared to $5.4 million ($0.17 per share) in the September 30, 2008 period. Adjusted net income is calculated by removing the gains or losses, net of related income taxes, resulting from mark to market revaluation of copper and foreign exchange hedging not related to the current period, removing the unrealized share based compensation expense, net of taxes and certain other items, net of taxes, as further detailed on the following table.

| Calculation of Adjusted Net Income | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| *[expressed in thousands of dollars, except share amounts]* | | | | |
| Net income (loss) as reported | $4,544 | $23,452 | $(9,356) | $69,353 |
| Unrealized loss on derivative instruments, net of tax (a) | 8,855 | (16,382) | 36,611 | (5,429) |
| Unrealized share based compensation recovery, net of tax (b) | - | (1,709) | - | (3,946) |
| Adjustment to depletion expense on units-of-production assets, net of tax | (3,587) | - | (3,587) | - |
| Adjusted Net Income (c) | $9,812 | $5,361 | $23,668 | $59,978 |
| Adjusted Net Income Per Share (c) | $0.31 | $0.17 | $0.74 | $1.84 |

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper and foreign exchange hedged.

(b) Effective with the September 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

(c) Adjusted net income and adjusted net income per share are not terms recognized under generally accepted accounting principles however it does show the current year's financial results excluding the effect of items not settling in the current year. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Cash flow increased to $15.9 million in the three months ended September 30, 2009 from $7.9 million in the comparative 2008 period. The $8.0 million decrease is primarily the result of improved operating margins at Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances. The Company believes cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures in the September 2009 period were $7.3 million, down from $17.2 million in the September 2008 period as the Company reduced capital expenditures.

In both periods expenditures were financed by cash flow from the Mount Polley and Huckleberry mines. At September 30, 2009 the Company had $29.6 million (December 31, 2008-$41.4 million) in cash and cash equivalents and short term investments. The reduction in cash was largely the result of payments on negative final settlements in the first quarter of 2009 which totaled $28.7 million.

**Derivative Instruments**

The Company has not hedged gold or silver, only copper and the CDN/US Dollar exchange rate. During the September 30, 2009 period the Company recorded $10.6 million in losses on derivative instruments compared to gains of $29.0 million in the comparative 2008 period. These gains and losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper and the CDN/US Dollar exchange rate. The increase in the price of copper in the September 2009 quarter from the lower prices at June 30, 2009 resulted in unrealized losses being recorded by the Company. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price and exchange rates compared to the copper price and exchange rate at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

Hedges for Huckleberry include puts and forward sales extending out to the second quarter of 2011. In conjunction with the extension of the Huckleberry mine life announced in the June 2009 Huckleberry entered into hedges to cover a large portion of the anticipated production from the extended mine life. These hedges were a combination of puts, forwards and calls on copper and forward sales contracts on the CDN/US Dollar exchange rate.

At September 30, 2009 the Company has unrealized losses of $0.8 million on its derivative instruments. This represents a decrease in fair value of the derivative instruments from the dates of purchase to September 30, 2009 due to the increase in the price of copper from date of purchase.

The Company has granted security to certain hedge counterparties to cover potential losses in excess of the credit facilities granted by the counterparties. At September 30, 2009 the Company had $1.1 million on deposit with counterparties.

**Share Based Compensation Expense**

During the September 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes. The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the period. None of the options outstanding at September 30, 2009 or December 31, 2008 were in-the-money and therefore the Company had no share based compensation liability on those dates. The Company had no share based compensation expense for the three months ended September 30, 2009 compared to a $2.0 million recovery in the September 30, 2008 period.

**Developments During the September 2009 quarter**

General

Copper prices were significantly lower in the September 2009 quarter than in the September 2008 quarter, averaging about US$2.65/lb compared to US$3.49/lb in 2008 or about 24% lower. The US Dollar continued to decline against the CDN Dollar during the three months ending September 30, 2009 with the US Dollar ending the period stronger against the CDN Dollar. The price of copper averaged CDN$2.91/lb in the September 2009 quarter, about 20% less than the average of CDN$3.64/lb in the September 2008 quarter. Since December 2008 the monthly average copper price increased every month during 2009 rising about 101% from the December 2008 monthly average to the end of September 2009.

The increases during the last few years in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, impacted the profitability of Mount Polley, Huckleberry and of resource projects generally. Changes in economic conditions in the latter part of 2008 have reversed this trend with some items such as fuel, falling significantly in the last year. These cost reductions have offset a portion of the decline in copper price.

Mount Polley

Mill throughput has averaged 19,113 tonnes per day for the year, up over last year. Copper production for the third quarter was 9.1 million pounds, down from the 2009 second quarter total of 9.7 million pounds. Gold production was 13,529 troy ounces, up from the 2009 second quarter total of 12,728 troy ounces. Recoveries from the high oxide Springer ore continue to be low, but are increasing with copper recovery going from 59.24 % in the second quarter to 61.71% in the current quarter, and gold recovery going from 68.53% in the second quarter to 70.45% in the current quarter. The majority of ore delivered to the mill was from the Springer pit, along with smaller amounts from the Southeast and Wight pits. The last of the Wight pit ore was milled in the September quarter.

Development of the Pond zone pit is underway. The first ore is expected to be delivered to the mill in the first quarter of 2010.

Exploration expenditures at Mount Polley were $1.4 million in the September 2009 quarter compared to $0.8 million in the September 2008 quarter. Drilling is being conducted in the Boundary zone, Pond zone, and to the northwest of the Springer pit. A permit has been received to drive an access ramp from the Wight pit to explore the Boundary zone with underground drilling. The excavation of this ramp is expected to begin in the second quarter of 2010. The Wight pit is currently being backfilled to provide access to the north wall of the pit for this ramp to be collared.

Huckleberry

The financial results of Huckleberry continue to have a significant impact on Imperial's results. Imperial's share of Huckleberry's losses was $2.3 million in the September 2009 quarter compared to income of $6.2 million in September 2008 quarter. Huckleberry's net losses increased due to higher losses on derivative instruments partially offset by improved operating margins.

Note 4 to the unaudited consolidated financial statements of the Company for the three months ended September 30, 2009 discloses information on the impact of Huckleberry operations on the financial position and results of operations of Imperial.

Copper production increased during the first nine months compared to the same 2008 period. Throughput, grade and recovery all continued to improve as higher grade ore was delivered from the Main Zone Extension pit. Molybdenum continued to only be produced on days when higher molybdenum grade ore is delivered to the mill.

A drill program consisted of fourteen diamond drill holes totaling about 4,000 meters is underway to further test the area between the Main Zone Extension and Main Zone pits to determine if it will be possible to further extend the life of the mine.

Red Chris

In the 2009 deep drilling program, twelve 1,500 metre diamond drill holes were planned to test the deep mineralization discovered in the East zone in 2007. To date, five of the planned holes have been completed and another three are expected to be completed by year end. All the holes assayed have returned long intervals of copper/gold mineralization, adding to the evolving model of deep mineralization in the East zone.

Recently released results from drill hole RC09-350 (NR:Nov 9/09), the eastern most drill hole in the current program, intercepted 152.5 metres grading 4.12% copper and 8/83 g/t gold starting at a depth of 540 metres. This is the highest grade intercept of that scale in the properties history.

During this past summer, in addition to the diamond drilling, the following exploration programs were under taken: 31 line kilometres of deep penetrating induced polarization (IP) and magnetotelluric (MT) survey over the deposit and surrounding area, 166 short diamond drill holes on a 400 metre grid to explore the till covered geology in the vicinity of the deposit, and an airborne magnetic survey covering the entire property. Staff geologists and

consultants are working on development of a geologic model using all the information collected that will help explain the various characteristics of the deposit at depth, including the zones of high grade gold and high bornite content and focus further exploration at Red Chris.

Sterling

The 2009 underground diamond drilling program was completed in the third quarter. The 144 zone has been extended to the north, west and south, and high grade gold mineralization has been discovered in the latite dike that divides the 144 zone from its east extension. A total of 35 holes totaling 9,965 feet were drilled.

The results of this drill program will be incorporated into the geologic model of the 144 zone, followed by an update of the gold resource estimate. A study will then follow to investigate whether the resource is sufficient to reopen the Sterling gold mine. Our own crews are currently extending the underground workings to facilitate additional exploration and the start of mining.

**Critical Accounting Policies and Estimates**

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2008.

**Recent Canadian Accounting Pronouncements**

Several new accounting standards will be applicable to the Company commencing January 1, 2009 with most focused on providing additional disclosure on various items.

(a) In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit-oriented enterprises. The Company adopted Section 3064 effective January 1, 2009. The adoption of this new standard did not have a material impact on the Company's financial condition or operating results.

(b) In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for financial periods beginning on and after January 1, 2011. Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011, including 2010 IFRS compliant comparative financial results. The Company will prepare IFRS financial statements effective January 1, 2010.

    IFRS employs a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS will not change the actual cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company.

    To date, the Company has completed its initial IFRS scoping and impact assessment analysis, reported its results and management's policy recommendations to the Audit Committee. A detailed analysis of the major financial statement impact areas has been completed. Model financial statements highlighting the accounting policy choices and selective exemptions available to the Company under IFRS will be presented to the Audit Committee in the fourth quarter.

    The Company will execute the necessary changes to information systems, business processes and staff training required to implement the accounting policy choices made by the Audit Committee and Board of Directors.

(c) In January 2009 the CICA issued Section 1582–Business Combinations, which replaces Section 1581–Business Combinations, and Section 1601–Consolidated Financial Statements and Section 1602–Non-Controlling Interests, which replace Section 1600–Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

(d) In January 2009 the CICA issued EIC-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides guidance on how to take into account an entity's own credit risk and that of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted this standard effective January 1, 2009. The adoption of this EIC did not have a material impact on the Company's financial condition or operating results.

(e) In March 2009 the CICA issued EIC-174 Mining Exploration Costs Standard which provides guidance on the accounting and the impairment review of exploration costs. The Company adopted this standard effective January 1, 2009. The adoption of the EIC did not have a material impact on the Company's financial conditions or operating results.

(f) In June 2009 the CICA amended Handbook Section 3862-Financial Instruments-Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Company's annual consolidated financial statements for its fiscal year ending December 31, 2009.

(g) In July 2009 the CICA amended Handbook Section 3855-Financial Instruments-Recognition and Measurement ("Section 3855") to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments are effective for fiscal years beginning on or after November 1, 2009. These new standards are not expected to have a material impact on the Company's financial condition or operating results.

## RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2008

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended September 30, 2009 and the audited consolidated financial statements for the year ended December 31, 2008.

**Financial Results**

Overview

Revenues increased marginally to $53.8 million for the three months ended September 30, 2009 from $53.6 million in the three months ended September 30, 2008 on lower sales volumes and lower copper prices. Revenues in the third quarter of 2009 were increased by a positive $5.8 million revenue revaluation due to increasing copper prices compared to a reduction of $27.1 million for revenue revaluations resulting from declining copper prices in 2008.

In the three months ended September 30, 2009 Imperial recorded net income of $4.5 million ($0.14 per share) compared to net income of $23.4 million ($0.72 per share) in the comparative period. The decrease in net income is due primarily to higher losses on derivative instruments offset by reduced depletion and depreciation expense.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. Income from operations from the Mount Polley mine was $11.6 million in the September 2009 period compared to $12.0 million in the 2008 period. Imperial's share of Huckleberry's income from operations was $7.7 million in the September 2009 period versus a loss of $2.8 million in the comparative 2008 period.

Imperial recorded a total of $10.6 million in realized and unrealized losses on derivative instruments in the September 2009 period compared to a total of $29.0 million in realized and unrealized gains on derivative instruments in the September 2008 period. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper. During the September 2009 quarter the Company realized gains of $1.4 million on derivative instruments, however, due to increase in the price of copper from June 30, 2009, these gains were more than offset by the unrealized losses recorded in the quarter.

Mineral Production and Transportation Costs

Mineral production and transportation costs were $33.0 million in the September 2009 period comprised of $23.1 million from Mount Polley and $9.9 million representing the Company's 50% share of Huckleberry. This compares to $37.4 million in 2008 period, comprised of $24.9 million from Mount Polley and $12.5 million from Huckleberry.

Oil and steel prices have dropped, and operating costs in the September 2009 period are less compared to the September 2008 period.

Mineral Property Holding Costs

Mineral property holdings costs were steady in both periods at $0.3 million.

Depletion and Depreciation

Depletion and depreciation was a recovery of $2.3 million in the September 2009 period compared to an expense $8.1 million in the 2008 period. The current quarter includes a decrease to the depletion charge resulting from a correction to the calculation of depletion of units-of-production assets.

General and Administration

General and administration expense decreased to $0.5 million in the September 2009 period from $0.7 million in 2008 period due to the absence of staff bonus accruals in the 2009 period.

Share Based Compensation

There was no share based compensation expense in the September 2009 period compared to a $2.0 million recovery in the September 2008 period. The large decline in the Company's share price in the latter part of 2008 resulted in the elimination of the share based expense obligations at December 31, 2008 as all options were no longer in-the-money at that date and through to September 30, 2009. See heading Share Based Compensation Expense for further details.

Interest Expense on Long Term Debt

Interest expense on long term debt decreased to $0.2 million in the September 2009 period from $0.3 million in September 2008 period due to a lower level of debt in 2009.

Other Interest Expense

Other interest expense was under $0.1 million in both the September 2009 period and the September 2008 period.

Interest Accretion on Long Term Debt

Interest accretion was steady at $0.3 million in both periods.

Foreign Exchange Gain

The average CDN/US Dollar exchange rate of 1.10 in the September 2009 period was significantly higher than the September 2008 period average of 1.04. During the September 2009 quarter the CDN/US Dollar exchange rate was on a decreasing trend going from 1.16 to 1.07 resulting in a $3.9 million foreign exchange loss being recorded in the September 2009 period. Foreign exchange income of $1.6 million was recorded in the September 2008 as the exchange rate increased to the benefit of the Company. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on debt. These net US Dollar asset balances are the result of the operations at the Mount Polley and Huckleberry mines.

Losses on Derivative Instruments

During the three months ended September 30, 2009 the Company entered into additional hedge contracts for the sale of copper to protect the Company's cash flow against a decline in the price of copper and US Dollar. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from prior quarters resulted in a loss of $10.6 million during the three months ended September 30, 2009 compared to income of $29.0 million in the September 2008 period. The unrealized net losses on the hedge contracts outstanding at September 30, 2009 totaled $0.8 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Income and Mining Taxes (Recovery)

Income and mining taxes were $1.7 million in the September 2009 period compared to $8.6 million in the September 2008 period. Huckleberry became cash taxable in 2008 and Imperial become cash taxable in 2009 as a result of taxable income deferred from 2008, net of the utilization of loss carry forwards and other tax deductions. Refer to Note 8 of unaudited consolidated financial statements of the Company for the three months ended September 30, 2009 for further details. A total of $0.5 million expense was recorded for mineral taxes payable to the Province of British Columbia in the September 2009 period compared to $0.2 million in the September 2008 period.

**Capital Risk Management**

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2008.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

**Liquidity & Capital Resources**

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. in the fourth quarter of 2008 demonstrated that counterparty risk increased at that time. Changes in Government regulations and intervention by Governments in the financial sector since that time have mitigated the risk to some extent.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $1.0 million line of credit with a financial institution.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from December 31, 2008. An increase in the price of copper from the levels at December 31, 2008, partially reduced by the decline in the US Dollar/CDN Dollar exchange rate, have reversed a portion of the decline in operating margins and cash flow recorded in the December 2008 quarter. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short and long term debt.

Cash Flow

The Company recorded net income of $4.5 million in the three months ended September 30, 2009 compared to net income of $23.4 million in the September 2008 period. Cash flow was $15.9 million in the September 2009 period compared to cash flow of $7.9 million in the comparative period. The $8.0 million increase is primarily the result of improved operating margins at Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At September 30, 2009 the Company had working capital, defined as current assets less current liabilities, of $37.8 million, a decrease of $16.4 million from working capital of $54.2 million at December 31, 2008. The September 30, 2009 working capital position reflects the unprofitable operations of the Company during the first half of 2009 and the decline in value of the Company's derivative instruments since December 31, 2008. Current liabilities at September 30, 2009 include $13.4 million for the debt component of convertible debentures that are due in March 2010.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $7.3 million in the September 2009 period compared to $17.2 million in the comparative 2008 period.

Capital and development expenditures on Mount Polley, Huckleberry, Sterling and Red Chris were $4.4 million in the September 2009 period compared to $12.6 million in the September 2008 period. The September 2009 period expenditures at Mount Polley included $2.3 million for ongoing capital to maintain and extend productive capacity. The September 2009 period expenditures at Huckleberry were $1.9 million was primarily for tailings dam construction. Capital expenditures in 2009 and 2008 were financed from cash flow from operations and in 2009 $1.1 million of long term debt for the acquisition of mobile mining equipment. Development expenditures at Red Chris totaled $0.2 million in the September 2009 period compared to $0.4 million in the September 2008 period.

Exploration expenditures were $4.0 million in the September 2009 period compared to $5.4 million in the September 2008 period. In the September 2009 quarter Mount Polley exploration drilling was $1.4 million, Red Chris drilling was $1.9 million and underground exploration work at Sterling was $0.5 million. In the September 2008 quarter Mount Polley exploration drilling was $0.8 million, Red Chris exploration trail construction and drilling was $3.7 million and underground exploration work at Sterling was $0.1 million.

## RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2008

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2009 and the audited consolidated financial statements for the year ended December 31, 2008.

**Financial Results**

Overview

Revenues decreased to $137.6 million for the nine months ended September 30, 2009 from $235.2 million in the nine months ended September 30, 2008.

In the nine months ended September 30, 2009 Imperial recorded a net loss of $9.4 million ($0.29 per share) compared to net income of $69.4 million ($2.13 per share) in the comparative period. The decrease in net income is due to lower shipment volumes and lower copper prices in 2009 offset in part by positive revenue revaluations. Revenue revaluations were $21.8 million positive in the nine months ended September 30, 2009 compared to a negative $8.9 million in the prior year's comparative period.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. Income from operations at the Mount Polley mine were $13.8 million in the September 2009 period compared to $90.5 million in the 2008 period. Imperial's share of income from operations from Huckleberry was $12.3 million in the September 2009 period versus $5.7 million in the comparative 2008 period.

Imperial recorded a total of $32.1 million in realized and unrealized losses on derivative instruments in the September 2009 period compared to a total of $6.8 million in realized and unrealized gains in the September 2008 period. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper and the CDN/US Dollar. During the 2009 period the Company realized gains of $20.2 million on derivative instruments, however, due to increase in the price of copper from December 31, 2008, these gains were more than offset by unrealized losses from the reversal of the large unrealized gains on derivative instruments recorded in the December 31, 2008 quarter.

Mineral Production and Transportation Costs

Mineral production and transportation costs were $96.3 million in the September 2009 period comprised of $66.5 million from Mount Polley and $29.8 million representing the Company's 50% share of Huckleberry. This compares to $117.2 million in 2008 period, comprised of $79.2 million from Mount Polley and $38.0 million from Huckleberry.

Oil and steel prices have dropped, and operating costs in the September 2009 period are less compared to the September 2008 period.

Mineral Property Holding Costs

Mineral property holdings costs were steady in both periods at $0.8 million.

Depletion and Depreciation

Depletion and depreciation decreased to $8.5 million in the September 2009 period from $21.0 million in the 2008 period as the 2009 period includes a decrease to the depletion charge resulting from a correction to the calculation of depletion of units-of-production assets.

General and Administration

General and administration expense decreased to $1.7 million in the September 2009 period from $2.2 million in 2008 period due to the absence of staff bonus accruals in the 2009 period.

Share Based Compensation

There was no share based compensation expense in the September 2009 period compared to a $4.5 million recovery in the September 2008 period. The large decline in the Company's share price in the latter part of 2008 resulted in the elimination of the share based expense obligations at December 31, 2008 as all options were no longer in-the-money at that date and through to September 30, 2009. See heading Share Based Compensation Expense for further details.

Interest Expense on Long Term Debt

Interest expense on long term debt decreased to $0.7 million in the September 2009 period from $0.9 million in September 2008 period due to a lower level of debt in 2009.

Other Interest Expense

Other interest expense decreased to under $0.1 million in the September 2009 period compared to $1.0 million in September 2008 period. The 2008 period included interest on a short term loan facility and higher short term borrowing on concentrate advances.

Interest Accretion on Long Term Debt

Interest accretion was slightly higher at $0.9 million in the September 2009 period compared to $0.8 million the September 2008 period.

Financing Costs

Financing costs of $1.1 million in the September 2008 period were associated with a short term loan facility entered into in that period compared to $nil million in the September 2009 period when there was no such comparable item.

Foreign Exchange Gain

The average CDN/US Dollar exchange rate of 1.17 in the September 2009 period was significantly higher than the September 2008 period average of 1.02. During the September 2009 quarter the CDN/US Dollar exchange rate was on a decreasing trend going from 1.24 to 1.07 resulting in a $6.7 million foreign exchange loss being recorded in the September 2009 period. A foreign exchange gain of $1.4 million in the September 2008 period was recorded as the exchange rate increased to the benefit of the Company. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on debt. These net US Dollar asset balances are the result of the operations at the Mount Polley and Huckleberry mines.

Losses on Derivative Instruments

During the nine months ended September 30, 2009 the Company entered into additional hedge contracts for the sale of copper and US Dollars to protect the Company's cash flow against a decline in the price of copper and US Dollar. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from 2008 resulted in a loss of $32.1 million during the nine months ended September 30, 2009 compared to a gain of $6.8 million in the September 2008 period. The unrealized net gains on the hedge contracts outstanding at September 30, 2009 totaled $0.8 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Income and Mining Taxes (Recovery)

A recovery of income and mining taxes of $2.2 million was recorded in the September 2009 period compared to an expense of $25.1 million in the September 2008 period. Huckleberry became cash taxable in 2008 and Imperial become cash taxable in 2009 as a result of taxable income deferred from 2008, net of utilization of loss carry forwards and other tax deductions. Refer to Note 8 of unaudited consolidated financial statements of the Company for the nine months ended September 30, 2009. A total of $0.9 million expense was recorded for mineral taxes payable to the Province of British Columbia in the September 2009 period compared to $2.0 million in the September 2008 period.

**Capital Risk Management**

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2008.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

**Liquidity & Capital Resources**

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. in the fourth quarter of 2008 demonstrated that counterparty risk increased at that time. Changes in Government regulations and intervention by Governments in the financial sector since that time have mitigated the risk to some extent.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $1.0 million line of credit with a financial institution.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from December 31, 2008. An increase in the price of copper from the levels at December 31, 2008 and a beneficial change in the US Dollar/CDN Dollar exchange rate have reversed part of the decline in operating margins and cash flow recorded in the December 2008 quarter. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt.

Cash Flow

The Company recorded a net loss of $9.4 million in the nine months ended September 30, 2009 compared to net income of $69.4 million in the September 2008 period. Cash flow was $36.0 million in the September 2009 period compared to cash flow of $92.5 million in the comparative period. The $56.5 million decrease is primarily the result of reduced operating margins at Mount Polley and Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At September 30, 2009 the Company had working capital, defined as current assets less current liabilities, of $37.8 million, a decrease of $16.4 million from working capital of $54.2 million at December 31, 2008. The September 30, 2009 working capital position reflects the unprofitable operations of the Company during the first half of 2009 and the decline in value of the Company's derivative instruments since December 31, 2008. Current liabilities at September 30, 2009 include $13.4 million for the debt component of convertible debentures that is due in March 2010.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $17.8 million in the September 2009 period compared to $39.8 million in the comparative 2008 period.

Capital and development expenditures on Mount Polley, Huckleberry, Sterling and Red Chris were $11.0 million in the September 2009 period compared to $31.4 million in the September 2008 period. Expenditures of $4.5 million in the September 2009 period at Mount Polley included Southeast pit stripping and capital to maintain and extend production capacity. Expenditures at Huckleberry in the September 2009 period were $5.6 million for an excavator, drill, tailings dam construction and ongoing capital programs. Capital expenditures in 2009 and 2008 were financed from cash flow from operations and in 2009 $1.1 million in long term debt for the acquisition of mobile mining equipment. Development expenditures at Red Chris totaled $0.4 million in the September 2009 period compared to $0.7 million in the September 2008 period.

Exploration expenditures were $8.0 million in the September 2009 period compared to $9.2 million in the September 2008 period. In the September 2009 period Mount Polley exploration drilling was $3.9 million, Red Chris drilling was $2.4 million and underground exploration work at Sterling was $1.4 million. In the September 2008 period Mount Polley exploration drilling was $2.0 million, Red Chris exploration trail construction and drilling was $4.7 million and underground exploration work at Sterling was $1.1 million.

**Debt and Other Obligations**

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk.

The Company borrowed $1.1 million in US Dollar denominated long term debt during the nine months ended September 2009 for the purchase of mobile equipment. Select use of short term debt during the September 30, 2009 and 2008 periods from purchasers of the Company's concentrate and short term advances from related parties provided working capital to meet day to day cash requirements.

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any long term debt or equity financings during the balance of 2009 however long term debt may be utilized when terms are favourable. The Company will continue to utilize short term debt to manage its day to day financing needs.

In the March 2008 quarter the Company entered into a $30.0 million short term revolving working capital facility, a portion of which was used to repay the $10.0 million balance owing on the term facility for the purchase of bcMetals in 2007. The remaining balance of $10.0 million of a term facility for the purchase of bcMetals was paid in February 2008 from a new $30.0 million short term revolving working capital facility with a syndicate of lenders. Both these credit facilities are described under the heading Related Party Transactions.

There were no conversions of the Company's convertible debentures during either nine month period ended September 30, 2009 or 2008. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the consolidated balance sheet of the Company. As of September 30, 2009 and 2008 debentures with a face value of $14.0 million were outstanding.

Payments on the non-interest bearing Mount Polley mine construction loan are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested. The balance owing on this debt at September 30, 2009 is $0.9 million.

## Contractual Obligations

The Company had the following contractual obligations as of September 30, 2009:

| *[expressed in thousands of dollars]* | Oct-Dec 2009 | 2010 | 2011 | 2012 | 2013 | Total |
|---|---|---|---|---|---|---|
| Long term debt | $555 | $1,429 | $977 | $294 | $ - | $3,255 |
| Short term debt | - | - | - | - | - | $ - |
| Convertible debentures [1] | - | 13,980 | - | - | - | $13,980 |
| Operating leases | 165 | 354 | 255 | 108 | - | $882 |
| Capital expenditures and other [2] | 2,398 | - | - | - | - | $2,398 |
| Mineral properties [3] | 240 | 342 | 362 | 362 | 352 | $1,658 |
| Total | $3,358 | $16,105 | $1,594 | $764 | $352 | $22,173 |

(1) Assumes non-conversion of debentures.

(2) The $2,398 represents the estimated obligation for the minimum cash outlay to complete the acquisition of Selkirk Metals Corp. This obligation is based on completion of the transaction and on the Selkirk shareholders electing the maximum amount of shares of the Company as per the share option available under the Plan of Arrangement.

(3) Mineral property commitments are the estimated payments required to keep the Company's claims or option agreements in good standing. Total is to the year 2013 only.

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required.

As at September 30, 2009 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

## Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

## Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. Management believes that the carrying value of short and long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value. The debt component of the convertible debentures is estimated to have a fair value of $13.3 million at September 30, 2009 based on the estimated interest rate expected on a similar instrument at that date.

## Selected Quarterly Financial Information

| | | | | Three Months Ended |
|---|---|---|---|---|
| *Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]* | September 30 2009 | June 30 2009 | March 31 2009 | December 31 2008 |
| Total Revenues | $53,788 | $48,897 | $34,898 | $(5,405) |
| Net Income (Loss) | $4,544 | $(6,562) | $(7,338) | $(9,736) |
| Income (Loss) per share [1] | $0.14 | $(0.20) | $(0.23) | $(0.30) |
| Diluted Income (Loss) per share [1] | $0.14 | $(0.20) | $(0.23) | $(0.30) |
| Adjusted Net Income (Loss) [2] | $9,812 | $2,757 | $11,099 | $(4,510) |
| Adjusted Net Income (Loss) per share [2] | $0.31 | $0.09 | $0.35 | $(0.14) |
| Cash Flow [3] | $15,856 | $15,484 | $4,687 | $(16,210) |
| Cash Flow per share [3] | $0.49 | $0.48 | $0.15 | $(0.50) |
| Average LME cash settlement copper price/lb in US$ | $2.649 | $2.121 | $1.558 | $1.787 |
| Average US/CDN$ exchange rate | $1.097 | $1.167 | $1.245 | $1.213 |
| Period end US/CDN$ exchange rate | $1.072 | $1.163 | $1.260 | $1.225 |

| | | | | Three Months Ended |
|---|---|---|---|---|
| *Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]* | September 30 2008 | June 30 2008 | March 31 2008 | December 31 2007 |
| Total Revenues | $53,642 | $124,911 | $56,597 | $32,747 |
| Net Income (Loss) | $23,452 | $44,236 | $1,665 | $13,851 |
| Income per share [1] | $0.72 | $1.35 | $0.05 | $0.42 |
| Diluted Income per share [1] | $0.72 | $1.34 | $0.05 | $0.42 |
| Adjusted Net Income (Loss) [2] | $5,361 | $42,571 | $12,046 | $(10,489) |
| Adjusted Net Income (Loss) per share [2] | $0.17 | $1.30 | $0.37 | $(0.32) |
| Cash Flow [3] | $7,891 | $66,124 | $18,529 | $(6,757) |
| Cash Flow per share [3] | $0.24 | $2.02 | $0.57 | $(0.21) |
| Average LME cash settlement copper price/lb in US$ | $3.489 | $3.832 | $3.522 | $3.283 |
| Average US/CDN$ exchange rate | $1.042 | $1.010 | $1.004 | $0.982 |
| Period end US/CDN$ exchange rate | $1.060 | $1.019 | $1.028 | $0.988 |

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

**Related Party Transactions**

Corporate

In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility is 75%, Mr. Moeller's share is 8.3% and the balance of 16.7% is held by four funds that are shareholders of the Company. This facility bears interest at 10% per annum, payable monthly, and was due on February 15, 2009. The facility was secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders would be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of $225,000 was paid to the lenders. A total of $15.0 million was drawn on the facility and 600,000 warrants were issued. The facility was repaid in September 2008 and expired on February 15, 2009. All the warrants under this facility expired unexercised on July 31, 2009.

In June 2009 the Company borrowed a total of $3.0 million from Edco and a company controlled by Larry Moeller, a director of Imperial. These short advances, which bore interest at 7% per annum, were repaid in July 2009.

Further details on related party transactions can be found in Note 11 to the unaudited consolidated financial statements for the nine months ended September 30, 2009.

**Other**

As of November 9, 2009 the Company had 34,240,685 common shares outstanding, and on a diluted basis 37,945,788 common shares outstanding. Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company's management evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109. Management has excluded from its assessment the internal control over financial reporting at Huckleberry Mines Ltd. ("Huckleberry"), in which the Company holds a 50% interest and is proportionally consolidated in the Company's consolidated financial statements, because Imperial's management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Huckleberry constitutes 18% of net assets, 19% of total assets, 34% of revenues, income of $12.3 million from operations, and net loss of $12.1 million of the consolidated financial statement amounts as of and for the nine months ended September 30, 2009.

As of September 30, 2009, there were no changes in our internal control over financial reporting that occurred during the period covered by this Management's Discussion and Analysis that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**Contingent Liabilities**

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation ("bcMetals") which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act ("CEAA")

In December 2008 the Supreme Court of Canada issued a decision granting the application of MiningWatch Canada for leave to appeal from the decision of the Federal Court of Appeal issued September 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act.* The appeal was heard by the Supreme Court of Canada in October 2009. Its decision is expected in the first quarter of 2010.

American Bullion Minerals Ltd. ("ABML")

In 2006 two minority shareholders of ABML ("Petitioners") commenced action against the bcMetals (now Red Chris Development Company Ltd.) seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that bcMetals purchase the shares of the minority shareholders of ABML. The events complained of predate the acquisition of bcMetals by the Company. The Petitioners are also seeking to certify their action as a class action proceeding. The Company has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML, a reporting issuer, has been cease traded since 2001 and is delisted.

**Risk Factors**

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance other factors will or will not adversely affect the Company. The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2008.

**Outlook**

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine at current metals prices it is expected to generate sufficient cash flow for repayment of debt and exploration. Cash flow protection for 2009 is supported by derivative instruments that will see the Company receive certain minimum average copper prices and exchange rates as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate.

Exploration

The Company's plans for the remainder of 2009 are to continue with the planned exploration programs at Mount Polley, Huckleberry, Red Chris and Sterling.

At Mount Polley, drilling is being conducted in the Boundary zone, Pond zone, and to the northwest of the Springer pit. A permit has been received to drive an access ramp from the Wight pit to explore the Boundary zone with underground drilling. The excavation of this ramp is expected to begin in the second quarter of 2010. The Wight pit is currently being backfilled to provide access to the north wall of the pit for this ramp to be collared.

At Huckleberry, a drill program consisting of fourteen diamond drill holes totaling about 4,000 meters is underway to further test the area between the Main Zone Extension and Main Zone pits to determine if it will be possible to further extend the life of the mine.

The current Red Chris deep drilling program, planned for twelve 1,500 metre diamond drill holes to test the deep mineralization discovered in the East zone in 2007, has to date completed five holes and another three are expected to be completed by year end. All the holes assayed have returned long intervals of copper/gold mineralization, adding to the evolving model of deep mineralization in the East zone. Recently released results from drill hole RC09-350 (NR:Nov 9/09), the eastern most drill hole in the current program, intercepted 152.5 metres grading 4.12% copper and 8/83 g/t gold starting at a depth of 540 metres. This is the highest grade intercept of that scale in the properties history. During this past summer, in addition to the diamond drilling, the following exploration programs were under taken: 31 line kilometres of deep penetrating induced polarization (IP) and magnetotelluric (MT) survey over the deposit and surrounding area, 166 short diamond drill holes on a 400 metre grid to explore the till covered geology in the vicinity of the deposit, and an airborne magnetic survey covering the entire property. Staff geologists and consultants are working on development of a geologic model using all the information collected that will help explain the various characteristics of the deposit at depth, including the zones of high grade gold and high bornite content and focus further exploration at Red Chris.

The Sterling 2009 underground diamond drilling program was completed in the third quarter. The 144 zone has been extended to the north, west and south, and high grade gold mineralization has been discovered in the latite dike that divides the 144 zone from its east extension. A total of 35 holes totaling 9,965 feet were drilled. The results of this drill program will be incorporated into the geologic model of the 144 zone, followed by an update of the gold resource estimate. A study will then follow to investigate whether the resource is sufficient to reopen the Sterling gold mine. Our own crews are currently extending the underground workings to facilitate additional exploration and the start of mining.

The Company also continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia, and resolution of the challenge to the Federal environmental assessment review. In September 2009 the British Columbia Provincial Government and the Canadian Federal Government announces they would join forces to push ahead with the Northwest Transmission Line along the Highway 37 corridor in northwest British Columbia. The Company is completing a program of metallurgical test work to try and enhance gold recovery.

Financing

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines and short term debt facilities. Selective debt financings may also be entered into during 2009. The Company currently does not forecast the requirement for any equity financings during 2009.

Acquisitions

In early November the Company completed via Plan of Arrangement the acquisition of Selkirk Metals Corp. which has two advanced stage development projects in British Columbia plus numerous other projects. Management continues to evaluate potential acquisitions to further grow the Company.

## CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)
*(expressed in thousands of dollars)*

| | September 30 2009 | December 31 2008 |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Cash and cash equivalents | $29,556 | $14,043 |
| Short term investments | - | 27,320 |
| Marketable securities | 420 | 176 |
| Accounts receivable | 20,690 | 18,120 |
| Taxes receivable | - | 4,772 |
| Inventory (Note 3) | 31,231 | 16,827 |
| Derivative instrument assets and margin deposits (Note 7) | 7,393 | 49,789 |
| Future income taxes | 2,075 | 6,977 |
| | 91,365 | 138,024 |
| Derivative Instrument Assets and Margin Deposits (Note 7) | 3,573 | 11,812 |
| Mineral Properties | 232,379 | 224,635 |
| Future Site Reclamation Deposits | 6,470 | 6,778 |
| Future Income Taxes | 4,678 | 3,361 |
| Other Assets | 196 | 291 |
| | $338,661 | $384,901 |
| LIABILITIES | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $15,941 | $16,860 |
| Concentrate sales repayable | - | 30,470 |
| Taxes payable | 10,525 | - |
| Derivative instrument liabilities (Note 7) | 6,913 | 2,132 |
| Current portion of long term debt | 1,768 | 2,977 |
| Current portion of debt component of convertible debentures | 13,440 | - |
| Current portion of future site reclamation costs | 821 | 934 |
| Future income taxes | 4,170 | 30,440 |
| | 53,578 | 83,813 |
| Derivative instrument liabilities (Note 7) | 3,610 | - |
| Long Term Debt | 1,486 | 1,671 |
| Debt Component of Convertible Debentures | - | 12,572 |
| Future Site Reclamation Costs | 13,957 | 13,388 |
| Future Income Taxes | 41,688 | 39,309 |
| | 114,319 | 150,753 |
| SHAREHOLDERS' EQUITY | | |
| Share Capital (Note 6) | 63,050 | 63,225 |
| Contributed Surplus | 918 | 918 |
| Equity Component of Convertible Debentures | 4,808 | 4,808 |
| Retained Earnings | 155,566 | 165,197 |
| | 224,342 | 234,148 |
| | $338,661 | $384,901 |

See accompanying notes to these financial statements.

Contingent liabilities (Note 13)

**CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

| | Third Quarter Three Months Ended Sept 30 | | Year to Date Nine Months Ended Sept 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| REVENUES | | | | |
| Mineral sales | $53,750 | $52,419 | $137,211 | $233,046 |
| Interest income | 16 | 369 | 202 | 893 |
| Other | 22 | 854 | 170 | 1,211 |
| | 53,788 | 53,642 | 137,583 | 235,150 |
| EXPENSES | | | | |
| Mineral production and transportation costs | 32,952 | 37,361 | 96,307 | 117,249 |
| Mineral property holding costs | 292 | 275 | 813 | 767 |
| Accretion of future site restoration costs | 265 | 284 | 801 | 850 |
| Depletion and depreciation | (2,261) | 8,073 | 8,539 | 20,974 |
| General and administration | 491 | 719 | 1,699 | 2,195 |
| Share based compensation (Note 5) | - | (1,964) | - | (4,527) |
| Interest on long term debt | 230 | 296 | 704 | 895 |
| Other interest | 35 | 22 | 116 | 1,031 |
| Interest accretion on long term debt | 299 | 273 | 868 | 797 |
| Financing costs (Note 6(d)) | - | - | - | 1,143 |
| Foreign exchange loss (income) | 3,876 | (1,582) | 6,678 | (1,444) |
| | 36,179 | 43,757 | 116,525 | 139,930 |
| INCOME FROM OPERATIONS | 17,609 | 9,885 | 21,058 | 95,220 |
| OTHER INCOME (EXPENSES) | | | | |
| Realized gains (losses) on derivative instruments (Note 7) | 1,441 | (1,368) | 20,235 | (7,691) |
| Unrealized gains (losses) on derivative instruments (Note 7) | (12,075) | 30,405 | (52,301) | 14,530 |
| Provision for loss on counterparty default on derivative instruments (Note 7(c)) | - | (6,664) | - | (6,664) |
| Other | (702) | (234) | (538) | (976) |
| INCOME (LOSS) BEFORE TAXES | 6,273 | 32,024 | (11,546) | 94,419 |
| Income and mining taxes (recovery) (Note 8) | 1,729 | 8,572 | (2,190) | 25,066 |
| NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) | $4,544 | $23,452 | $(9,356) | $69,353 |
| Income (Loss) Per Share | | | | |
| Basic | $0.14 | $0.72 | $(0.29) | $2.13 |
| Diluted | $0.14 | $0.72 | $(0.29) | $2.11 |
| Weighted Average Number of Common Shares Outstanding (Note 10) | | | | |
| Basic | 32,120,347 | 32,531,681 | 32,126,074 | 32,633,543 |
| Diluted | 32,120,347 | 32,697,506 | 32,126,074 | 32,909,656 |

See accompanying notes to these financial statements.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

*(expressed in thousands of dollars, except share amounts)*

| | Share Capital | | | Equity Component | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Contributed Surplus | of Convertible Debentures | Retained Earnings | Total |
| Balance December 31, 2007 | 32,689,244 | $64,163 | $ - | $4,808 | $107,321 | $176,292 |
| Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 6(c)) | (477,743) | (938) | - | - | (1,741) | (2,679) |
| Warrants issued for drawdown on Line of Credit facility (Note 6(d)) | - | - | 918 | - | - | 918 |
| Forfeited shares | (82,516) | - | - | - | - | - |
| Net income | - | - | - | - | 59,617 | 59,617 |
| Balance December 31, 2008 | 32,128,985 | 63,225 | 918 | 4,808 | 165,197 | 234,148 |
| Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 6(c)) | (88,300) | (175) | - | - | (275) | (450) |
| Net loss | - | - | - | - | (9,356) | (9,356) |
| Balance September 30, 2009 | 32,040,685 | $63,050 | $918 | $4,808 | $155,566 | $224,342 |

See accompanying notes to these financial statements.

| | Share Capital | | | Equity Component | | |
|---|---|---|---|---|---|---|
| | Number of Shares | Amount | Contributed Surplus | of Convertible Debentures | Retained Earnings | Total |
| Balance December 31, 2007 | 32,689,244 | 64,163 | - | 4,808 | 107,321 | 176,292 |
| Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 6 (c)) | (259,587) | (510) | - | - | (1,525) | (2,035) |
| Warrants issued for drawdown on Line of Credit Facility (Note 6 (d)) | - | - | 918 | - | - | 918 |
| Net income | - | - | - | - | 69,353 | 69,353 |
| Balance September 30, 2008 | 32,429,657 | $63,653 | $918 | $4,808 | $175,149 | $244,528 |

See accompanying notes to these financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

| | Third Quarter Three Months Ended Sept 30 | | Year to Date Nine Months Ended Sept 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| OPERATING ACTIVITIES | | | | |
| Net (loss) income | $4,544 | $23,452 | $(9,356) | $69,353 |
| Items not affecting cash flows | | | | |
| Depletion and depreciation | (2,261) | 8,073 | 8,539 | 20,974 |
| Share based compensation, net of cash paid | - | (1,964) | - | (4,546) |
| Accretion of debt and future site restoration costs | 564 | 557 | 1,669 | 1,647 |
| Unrealized foreign exchange (gain) loss | 680 | (234) | 2,593 | (346) |
| Future income taxes | (502) | 8,355 | (20,307) | 18,429 |
| Unrealized losses on derivative instruments | 12,075 | (30,405) | 52,301 | (14,530) |
| Non cash financing costs | - | - | - | 918 |
| Other | 756 | 57 | 588 | 645 |
| | 15,856 | 7,891 | 36,027 | 92,544 |
| Net change in non cash operating working capital balances (Note 9) | 19,818 | 55,859 | (27,959) | 10,785 |
| Cash provided by operating activities | 35,674 | 63,750 | 8,068 | 103,329 |
| FINANCING ACTIVITIES | | | | |
| Proceeds of short term debt | 5,555 | 3,061 | 48,167 | 83,800 |
| Repayment of short term debt | (17,076) | (11,119) | (48,312) | (107,043) |
| Repayment of long term debt | (510) | (1,315) | (2,509) | (3,895) |
| Purchase of common shares for cancellation | (450) | (1,709) | (450) | (2,035) |
| Cash used in financing activities | (12,481) | (11,082) | (3,104) | (29,173) |
| INVESTING ACTIVITIES | | | | |
| Decrease (increase) in short term investments | 8,000 | (2,500) | 27,320 | (3,616) |
| Decrease (increase) in non current derivative instruments and margin deposit investments | 92 | (920) | 3,147 | (1,274) |
| Acquisition and development of mineral properties | (7,326) | (17,246) | (17,792) | (39,821) |
| Increase in future site reclamation deposits | (107) | (1,620) | (98) | (1,713) |
| Other | 210 | (9) | 434 | 2 |
| Cash provided by (used in) investing activities | 869 | (22,295) | 13,011 | (46,422) |
| EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS | (1,239) | 142 | (2,462) | 367 |
| INCREASE IN CASH AND CASH EQUIVALENTS | 22,823 | 30,515 | 15,513 | 28,101 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | 6,733 | 17,007 | 14,043 | 19,421 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $29,556 | $47,522 | $29,556 | $47,522 |

See accompanying notes to these financial statements.

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

For the Three and Nine Months Ended September 30, 2009 and 2008

(Unaudited – Prepared by Management)

*(expressed in thousands of dollars, except share amounts)*

| CASH AND CASH EQUIVALENTS ARE COMPRISED OF: | Sept 30 2009 | December 31 2008 |
|---|---|---|
| Cash in bank | $29,549 | $14,032 |
| Short term money market investments | 7 | 11 |
| | $29,556 | $14,043 |

| | Third Quarter Three Months Ended Sept 30 | | Year to Date Nine Months Ended Sept 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| OPERATING ACTIVITIES | | | | |
| Interest expense paid | $57 | $130 | $594 | $1,758 |
| Income and mining taxes paid | $966 | $1,337 | $2,761 | $9,917 |

SUPPLEMENTAL INFORMATION ON NON CASH INVESTING AND FINANCING ACTIVITIES

During the nine months ended September 30, 2008 the Company issued 600,000 warrants with a fair value of $918 in connection with a short term debt facility (Note 6(d)). No warrants were issued in the three months ended September 30, 2008.

During the three months and nine months ended September 30, 2009 the Company purchased mobile equipment at a cost of $1,130 which was financed by long term debt denominated in US Dollars and is repayable at US$31 per month over a three year term.

See accompanying notes to these financial statements.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. All inter-company balances and transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

## 2. SIGNIFICANT ACCOUNTING POLICIES AND ADOPTION OF NEW ACCOUNTING STANDARDS

Except as noted below the accounting policies followed in preparation of these interim financial statements are the same as those used by the Company as disclosed in the annual audited financial statements for the year ended December 31, 2008. Certain information and note disclosures have been omitted. The financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2008.

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit oriented enterprises. The Company adopted Section 3064 effective January 1, 2009. The adoption of this new standard did not have any impact on the Company's financial condition or operating results.

In January 2009 the CICA issued Section 1582–Business Combinations, which replaces Section 1581–Business Combinations, and Section 1601–Consolidated Financial Statements and Section 1602–Non-Controlling Interests, which replace Section 1600–Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and good well acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

In January 2009 the CICA issued EIC-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides guidance on how to take into account an entity's own credit risk and that of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted this standard effective January 1, 2009. The adoption of this EIC did not have a material impact on the Company's financial condition or operating results.

In March 2009 the CICA issued EIC-174 Mining Exploration Costs Standard which provides guidance on the accounting and the impairment review of exploration costs. The Company adopted this standard effective January 1, 2009. The adoption of the EIC did not have a material impact on the Company's financial conditions or operating results.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

In June 2009 the CICA amended Handbook Section 3862-Financial Instruments-Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Company's annual consolidated financial statements for its fiscal year ending December 31, 2009.

In July 2009 the CICA amended Handbook Section 3855-Financial Instruments-Recognition and Measurement ("Section 3855") to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments are effective for fiscal years beginning on or after November 1, 2009. These new standards are not expected to have a material impact on the Company's financial condition or operating results.

## 3. INVENTORY

| | September 30 2009 | December 31 2008 |
|---|---|---|
| Concentrate | $21,826 | $7,585 |
| Supplies | 9,405 | 9,242 |
| | $31,231 | $16,827 |

| | Nine Months Ended Sept 30 2009 | 2008 |
|---|---|---|
| Inventory recognized as expense during the period exclusive of reversal of inventory writedowns | $76,947 | $102,106 |
| Reversal of inventory writedowns on concentrate included in expense during the period. The reversal of the writedown from December 31, 2008 is due to higher sale prices for copper and lower production costs per pound of copper since that date. | $2,851 | $ - |

| | Three Months Ended Sept 30 2009 | 2008 |
|---|---|---|
| Inventory recognized as expense during the period exclusive of reversal of inventory writedowns | $20,732 | $30,460 |
| Reversal of inventory writedowns on concentrate included in expense during the period. | $ - | $ - |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 4. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% interest in Huckleberry assets, liabilities and results of operations:

| *Balance Sheet* | September 30 2009 [1] | December 31 2008 [1] |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $24,287 | $9,356 |
| Short term investments | - | 8,951 |
| Derivative instrument assets | 6,189 | 30,313 |
| Other current assets | 14,631 | 13,302 |
| | 45,107 | 61,922 |
| Mineral property | 7,111 | 2,035 |
| Other non current assets | 11,411 | 17,682 |
| | 63,629 | 81,639 |
| Current Liabilities | | |
| Accounts payable and other current liabilities | (8,974) | (13,689) |
| Concentrate sales repayable | - | (5,223) |
| Future site reclamation costs | (10,200) | (9,839) |
| Other non current liabilities | (3,610) | - |
| | $40,845 | $52,888 |

[1] Effective May 31, 2007 the Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $531 (December 31, 2008 - $531) and only liability is accounts payable $nil (December 31, 2008 - $5). There have been no operations since the inception of the Porcher Island Joint Venture as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

| *Statement of Loss and Comprehensive Loss* | Three Months Ended Sept 30 2009 | Nine Months Ended Sept 30 2009 |
|---|---|---|
| Revenues | $19,107 | $47,151 |
| Expenses | 11,431 | 34,875 |
| Income from operations | 7,676 | 12,276 |
| Losses on derivative instruments | (10,099) | (27,545) |
| Recovery of income and mining taxes | 124 | 3,217 |
| Net Loss and Comprehensive Loss | $(2,299) | $(12,052) |
| | | |
| *Statement of Cash Flows* | | |
| Operating activities | $14,539 | $9,818 |
| Financing activities | - | - |
| Investment activities | 6,176 | 6,479 |
| Effect of foreign exchange on cash and cash equivalents | (667) | (1,370) |
| Decrease in cash and cash equivalents | $20,048 | $14,927 |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

| | Three Months Ended Sept 30 2008 | Nine Months Ended Sept 30 2008 |
|---|---|---|
| *Statement of (Loss) Income and Comprehensive (Loss) Income* | | |
| Revenues | $11,694 | $50,307 |
| Expenses | 14,450 | 44,574 |
| Income from operations | (2,756) | 5,733 |
| Losses on derivative instruments | 11,710 | 2,532 |
| Income and mining taxes | (2,760) | (3,028) |
| Net (Loss) Income and Comprehensive (Loss) Income | $6,194 | $5,237 |
| *Statement of Cash Flows* | | |
| Operating activities | $6,615 | $4,469 |
| Financing activities | - | - |
| Investment activities | (6,895) | (8,501) |
| Effect of foreign exchange on cash balances | 142 | 367 |
| (Decrease) increase in cash and cash equivalents | $(138) | $(3,665) |

## 5. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 6(b)). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

| | Nine Months Ended Sept 30 2009 | Year Ended Dec 31 2008 |
|---|---|---|
| Balance, beginning of period | $ - | $5,019 |
| Share based compensation | - | (5,000) |
| Current period payment for options exercised | - | (19) |
| Balance, end of period | $ - | $ - |

None of the options outstanding at September 30, 2009 and December 31, 2008 were in-the-money and therefore the Company had no share based compensation liability on those dates. During the three months and nine months ended September 30, 2008 the Company recorded a share based compensation expense recovery of $1,964 and $4,527 as a result of the decline in the Company's share price during the period, respectively.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 6. SHARE CAPITAL

(a) Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At September 30, 2009 a total of 1,242,402 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three or five year period.

All option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise (Note 5).

A summary of the status of the Company's Share Option Plan as of September 30, 2009 and changes during the period is presented below:

| | Nine Months Ended September 30, 2009 | | Year Ended December 31, 2008 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 1,976,667 | $7.91 | 1,261,667 | $7.38 |
| Granted | - | - | 725,000 | $8.82 |
| Exercised | - | - | (5,000) | $6.60 |
| Lapsed | (15,000) | $11.89 | (5,000) | $8.82 |
| Outstanding at end of period | 1,961,667 | $7.88 | 1,976,667 | $7.91 |
| Options exercisable at end of period | 1,321,334 | $7.22 | 1,053,335 | $6.91 |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

The following table summarizes information about the share options outstanding at September 30, 2009:

| | Options Outstanding | | Options Exercisable |
|---|---|---|---|
| Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life | Number Exercisable |
| $ 5.30 | 133,334 | 2.3 years | 133,334 |
| $ 6.60 | 893,333 | 0.9 years | 893,333 |
| $ 6.80 | 8,000 | 0.3 years | 8,000 |
| $ 8.82 | 715,000 | 9.3 years | 143,000 |
| $ 9.10 | 47,000 | 2.3 years | 47,000 |
| $10.90 | 75,000 | 3.3 years | 50,000 |
| $13.26 | 40,000 | 4.3 years | 13,333 |
| $14.30 | 50,000 | 4.3 years | 33,334 |
| | 1,961,667 | 4.3 years | 1,321,334 |

(c) Normal Course Issuer Bid ("NCIB")

Pursuant to the 2008/2009 NCIB accepted by the Toronto Stock Exchange ("TSX") on September 18, 2008, the Company may purchase up to 1,297,834 common shares, which represents approximately 4% of the total 32,445,857 common shares of the Company issued and outstanding as of September 9, 2008. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2008 and ending September 22, 2009. Pursuant to TSX policies, daily purchases made by the Company will not exceed 3,381 common shares or 25% of the Company's average daily trading volume of 13,526 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the 2008/2009 NCIB will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the 2008/2009 NCIB will be financed out of the working capital of the Company.

Pursuant to the 2009/2010 NCIB accepted by the Toronto Stock Exchange ("TSX") on September 18, 2009, the Company may purchase up to 1,285,159 common shares, which represents approximately 4% of the total 32,128,985 common shares of the Company issued and outstanding as of September 9, 2009. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2009 and ending September 22, 2010. Pursuant to TSX policies, daily purchases made by the Company will not exceed 5,088 common shares or 25% of the Company's average daily trading volume of 20,350 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the 2009/2010 NCIB will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the 2009/2010 NCIB will be financed out of the working capital of the Company.

Since September 23, 2008, the Company has repurchased 329,664 of its outstanding common shares at an average price per share of $3.50. Of this amount, 23,006 common shares have or will be allocated to satisfy the Company's obligation under the Non-Management Directors Plan. During the three months and nine months ended September 30, 2009 the Company repurchased 90,000 common shares at an average price of $5.10, 1,700 common shares have been or will be allocated to satisfy the Company's obligation under the Non-Management Directors' Plan.

(d) Warrants

In conjunction with advances on a revolving Line of Credit facility entered into in the first quarter of 2008, the Company issued 600,000 share purchase warrants. Each warrant entitled the holder to purchase one common share of the Company at $10.00 per share to July 31, 2009. None of these warrants were exercised and therefore expired on July 31, 2009.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 7. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

| | September 30 2009 | December 31 2008 |
|---|---|---|
| Assets | | |
| Current | | |
| Forward sales assets [US$2,696 (2008-US$11,813)] | $2,887 | $14,388 |
| Put options purchased [US$4,206 (2008-US$28,978)] | 4,506 | 35,401 |
| | $7,393 | $49,789 |
| Non-current | | |
| Security deposits with counterparties [US$1,000 (2008-US$1,000)] | $1,071 | $1,218 |
| Security deposits with counterparties | - | 3,000 |
| Forward sales assets [US$nil (2008-US$4,167)] | - | 5,075 |
| Put options purchased [US$645 (2008-US$2,068)] | 690 | 2,519 |
| Call options purchased [US$1,692 (2008-US$nil)] | 1,812 | - |
| | $3,573 | $11,812 |
| Liabilities | | |
| Current | | |
| Call options sold [US$6,455 (2008-US$245)] | $6,913 | $299 |
| Forward sale obligations [US$nil (2008-US$1,505)] | - | 1,833 |
| | $6,913 | $2,132 |
| Non Current | | |
| Forward sale obligations [US$3,367 (2008-US$nil)] | $3,610 | $ - |

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At September 30, 2009 the Company had entered into various contracts to protect the cash flow from the Mount Polley and Huckleberry mines against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments. As a result, the Company records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of September 30, 2009 depending on the attributes of the contracts.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

(a) Balances at September 30, 2009

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices and the US Dollar/CDN Dollar exchange rate.

All of the Company's derivative instrument contracts are settled on a financial basis. No physical sale or transfer of copper or US Dollars will take place pursuant to the contracts.

Option contracts outstanding at September 30, 2009 for copper are as follows:

| | Weighted Average | | | |
|---|---|---|---|---|
| | Minimum Price US$/lb | Maximum Price US$/lb | Put Options Purchased | Call Options Sold (Bought) |
| Contract Period | | | *lbs of copper* | *lbs of copper* |
| October to December 2009 | $2.01 | $2.64 | 5,016,000 | 5,016,000 |
| January to April 2010 | $1.91 | $2.22 | 4,409,000 | 4,409,000 |
| January to September 2010 | $2.20 | $3.46 | 11,409,000 | 11,409,000 |
| September to December 2010 | $1.94 | - | 8,212,000 | - |
| January to April 2011 | $2.10 | - | 2,205,000 | - |
| October 2010 to April 2011 | $3.00 | - | - | (4,244,000) |

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

Forward sales contracts for copper, all related to Huckleberry production, outstanding at September 30, 2009 are as follows:

| | Price US$/lb | Forward Sales |
|---|---|---|
| Contract Period | | *lbs of copper* |
| October 2009 to March 2010 | $3.26 | 4,630,000 |
| October 2010 to April 2011 | $2.27 | 6,559,000 |

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the forward copper price specified in the contract.

Option contracts outstanding at September 30, 2009 for US Dollar/CDN Dollar exchange rate are all related to Huckleberry production. The net US Dollar/CDN Dollar and the exercise price under option contracts are as follows:

| | Weighted Average | | | |
|---|---|---|---|---|
| | Minimum US Dollar/CDN Dollar Exchange Rate | Maximum US Dollar/CDN Dollar Exchange Rate | Put Options Purchased | Call Options Sold |
| Contract Period | | | *US Dollars* | *US Dollars* |
| October to December 2009 | $1.25 | $1.32 | 7,500,000 | 7,500,000 |
| January to March 2010 | $1.25 | $1.32 | 7,500,000 | 7,500,000 |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

The Company will receive/pay the counterparty the difference between the US Dollar spot market rate on a specified date and the US Dollar rate specified in the put/call option contract.

Forward sales contracts for US Dollars, all related to Huckleberry production, outstanding at September 30, 2009 are as follows:

| | US/CDN Dollar Exchange Rate | Forward Sales US Dollars |
|---|---|---|
| April to September 2010 | 1.15 | $6,750,000 |

(b) Transactions Subsequent to September 30, 2009

From October 1 to November 9, 2009 the Company purchased put options, sold call options and entered into forward sales contracts to manage its exposure to changes in copper prices.

| | Weighted Average | | | |
|---|---|---|---|---|
| | Minimum Price US$/lb | Maximum Price US$/lb | Put Options Purchased (Sold) | Call Options Sold (Bought) |
| Contract Period | | | *lbs of copper* | *lbs of copper* |
| October 2010 | $2.20 | $3.72 | 1,268,000 | 1,268,000 |

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

(c) Counterparty Default on Derivative Instruments

At September 30, 2008 a portion of the Company's derivative instruments were with Lehman Brothers Commodity Services Inc. ("LBCS"), a subsidiary of Lehman Brothers Holdings Inc. ("Lehman"). Both Lehman and LBCS filed for bankruptcy protection. LBCS was not able to provide valuation of the derivative instruments (the "LBCS derivatives") held by the Company at September 30, 2008 and therefore the Company obtained valuations of the derivatives from other counterparties and recorded the value of the LBSC derivatives in its accounts based on those valuations. Due to the decline in the price of copper from the date the LBCS derivatives were entered into the valuation of the LBCS derivatives at September 30, 2008 was $6,664 in favour of the Company. As a result of the bankruptcy filing of LBCS and Lehman, the uncertainty regarding the timing of, and the ultimate recovery of the LBCS derivatives, the Company made a provision at September 30, 2008 for the gain of $6,664 , all unrealized, related to LBCS derivatives.

In October 2008 the Company gave notice of default and termination of the derivative instruments to LBCS. The value of the LBCS derivatives on the termination date was US$21,901. The LBCS derivatives consisted of puts purchased by the Company which were financed by the sale of calls with no net cash outlay by the Company. The net impact on the financial statements of the Company resulting from the loss of the LBCS derivatives is the same as if the Company had never entered into the derivative instruments with LBCS.

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 8. INCOME AND MINING TAXES (RECOVERY)

| | Nine Months Ended Sept 30 | |
|---|---|---|
| | 2009 | 2008 |
| Current income and mining taxes | $19,611 | $6,636 |
| Future income and mining taxes | (21,801) | 18,430 |
| | $(2,190) | $25,066 |

| | Three Months Ended Sept 30 | |
|---|---|---|
| | 2009 | 2008 |
| Current income and mining taxes | $2,178 | $216 |
| Future income and mining taxes | (449) | 8,356 |
| | $1,729 | $8,572 |

The current income and mining tax expense for the nine months ended September 30, 2009 of $19,611 (September 30, 2008-$6,636) is primarily due to a significant portion of the Company's taxable income from Mount Polley being generated in a partnership with a tax yearend that is not aligned with the tax yearend of the Company. As a result, the taxable income in the partnership is deferred into the subsequent calendar year and cash income taxes are recorded in the period the income becomes taxable for income tax purposes. Accordingly, current and deferred income and mining taxes have been accounted for based on this corporate structure. Included in current income and mining expense for the nine months ended September 30, 2009 is $10,791 of current income taxes payable originating from Mount Polley taxable income in 2008 that was deferred to 2009.

## 9. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES

| | Nine Months Ended Sept 30 | |
|---|---|---|
| | 2009 | 2008 |
| The net change in non cash operating working capital balances consists of: | | |
| Accounts receivable | $(2,715) | $8,030 |
| Taxes receivable | 4,772 | - |
| Inventory | (12,730) | 1,803 |
| Derivative instrument assets and margin call deposits | 8,702 | - |
| Accounts payable and accrued liabilities | (919) | (3,303) |
| Concentrate sales repayable | (30,470) | - |
| Taxes payable | 10,525 | (3,280) |
| Derivative instrument liabilities | (5,124) | 7,535 |
| | $(27,959) | $10,785 |

| | Three Months Ended Sept 30 | |
|---|---|---|
| | 2009 | 2008 |
| The net change in non cash operating working capital balances consists of: | | |
| Accounts receivable | $21,025 | $46,034 |
| Inventory | (3,688) | (1,660) |
| Derivative instrument assets and margin call deposits | 5,086 | (4,217) |
| Accounts payable and accrued liabilities | (394) | 4,309 |
| Taxes payable | 1,206 | (1,120) |
| Derivative instrument liabilities | (3,417) | 12,513 |
| | $19,818 | $55,859 |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 10. INCOME (LOSS) PER SHARE

The following table sets out the computation of basic and diluted net income (loss), net of tax per common share:

| | Three Months Ended Sept 30 | | Nine Months Ended Sept 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| Numerator: | | | | |
| Net income (loss) | $4,544 | $23,452 | $(9,356) | $69,353 |
| Denominator: | | | | |
| Basic weighted-average number of common shares outstanding | 32,120,347 | 32,531,681 | 32,126,074 | 32,633,543 |
| Effect of dilutive securities: | | | | |
| Stock options | - | 165,825 | - | 276,113 |
| Warrants | - | - | - | - |
| Diluted potential common shares | - | 165,825 | - | 276,113 |
| Diluted weighted-average number of common shares outstanding | 32,120,347 | 32,697,506 | 32,126,074 | 32,909,656 |
| Basic net income (loss) per common share | $0.14 | $0.72 | $(0.29) | $2.13 |
| Diluted net income (loss) per common share | $0.14 | $0.72 | $(0.29) | $2.11 |

Excluded from the calculation of diluted net income (loss) per common share for the nine months ended September 30, 2009 were 1,961,667 shares (September 30, 2008 – 947,000 shares) related to stock options, 1,616,185 shares (September 30, 2008 – 1,616,185 shares) related to the convertible debentures and nil shares (September 30, 2008 – 600,000) related to the warrants because their effect was anti-dilutive.

## 11. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

| | September 30 2009 | December 31 2008 |
|---|---|---|
| Convertible debentures (at face value) | $9,750 | $9,750 |

| | Nine Months Ended Sept 30 | |
|---|---|---|
| | 2009 | 2008 |
| Interest expense on long term debt | $438 | $439 |
| Other interest expense | $15 | $487 |
| Financing costs | $ - | $187 |
| Warrants issued for financing costs (Note 6(d)) | $ - | $765 |

| | Three Months Ended Sept 30 | |
|---|---|---|
| | 2009 | 2008 |
| Interest expense on long term debt | $148 | $147 |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 12. SEGMENTED INFORMATION

Nine Months Ended September 30, 2009

| | Mount Polley | Huckleberry | Corporate | Total |
|---|---|---|---|---|
| Segmented Revenues | $90,270 | $47,151 | $332 | $137,753 |
| Less inter-segment revenues | (103) | - | (67) | (170) |
| Revenues from external sources | $90,167 | $47,151 | $265 | $137,583 |
| Income (loss) from operations | $13,761 | $12,276 | $(4,979) | $21,058 |
| Depletion and depreciation | $7,298 | $996 | $245 | $8,539 |
| Capital Expenditures | $8,424 | $5,618 | $3,750 | $17,792 |
| Total Assets | $152,775 | $63,095 | $122,791 | $338,661 |

Nine Months Ended September 30, 2008

| | Mount Polley | Huckleberry | Corporate | Total |
|---|---|---|---|---|
| Segmented Revenues | $184,569 | $50,307 | $1,317 | $236,193 |
| Less inter-segment revenues | (1,006) | - | (37) | (1,043) |
| Revenues | $183,563 | $50,307 | $1,280 | $235,150 |
| Income (loss) from operations | $90,523 | $5,733 | $(1,036) | $95,220 |
| Depletion and depreciation | $14,512 | $6,265 | $197 | $20,974 |
| Capital Expenditures | $29,356 | $3,612 | $6,853 | $39,821 |
| Total Assets | $149,152 | $71,178 | $164,571 | $384,901 |

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

Three Months Ended September 30, 2009

| | Mount Polley | Huckleberry | Corporate | Total |
|---|---|---|---|---|
| Segmented Revenues | $34,645 | $19,107 | $58 | $53,810 |
| Less inter-segment revenues | - | - | (22) | (22) |
| Revenues from external sources | $34,645 | $19,107 | $36 | $53,788 |
| Income (loss) from operations | $11,581 | $7,676 | $(1,648) | $17,609 |
| Depletion and depreciation | $(2,093) | $(260) | $92 | $(2,261) |
| Capital Expenditures | $3,773 | $1,916 | $1,637 | $7,326 |
| Total Assets | $152,775 | $63,095 | $122,791 | $338,661 |

Three Months Ended September 30, 2008

| | Mount Polley | Huckleberry | Corporate | Total |
|---|---|---|---|---|
| Segmented Revenues | $42,263 | $11,694 | $461 | $54,418 |
| Less inter-segment revenues | (763) | - | (13) | (776) |
| Revenues | $41,500 | $11,694 | 448 | $53,642 |
| Income (loss) from operations | $12,028 | $(2,756) | $613 | $9,885 |
| Depletion and depreciation | $5,769 | $2,235 | $69 | $8,073 |
| Capital Expenditures | $11,142 | $2,082 | $4,022 | $17,246 |
| Total Assets | $149,152 | $71,178 | $164,571 | $384,901 |

| | Three Months Ended Sept 30 | | Nine Months Ended Sept 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| Revenue by geographic area | | | | |
| Japan | $21,671 | $18,892 | $74,398 | $140,534 |
| United States | 33,133 | 19,394 | 51,709 | 29,219 |
| Europe | (1,047) | 14,209 | 11,146 | 63,386 |
| Canada | 31 | 1,147 | 330 | 2,011 |
| | $53,788 | $53,642 | $137,583 | $235,150 |

Revenues are attributed to geographic area based on country of customer.

In the nine months ended September 30, 2009, the Company had three principal customers (September 30, 2008 – five principal customers) with each customer accounting for 38%, 22% and 18% of revenues (September 30, 2008 – 26%, 23%, 17%, 13% and 13% of revenues).

In the three months ended September 30, 2009, the Company had two principal customers (September 30, 2008 – four principal customers) with each customer accounting for 62% and 23% of revenues (September 30, 2008 – 36%, 28%, 26% and 13% of revenues).

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
For the Three and Nine Months Ended September 30, 2009 and 2008
(Unaudited – Prepared by Management)
*(expressed in thousands of dollars, except share amounts)*

## 13. CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation ("bcMetals") which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

(a) Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act ("CEAA")

In December 2008 the Supreme Court of Canada issued a decision granting the application of MiningWatch Canada for leave to appeal from the decision of the Federal Court of Appeal issued September 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act*. The appeal was heard by the Supreme Court of Canada in October 2009. Its decision is expected in the first quarter of 2010.

(b) American Bullion Minerals Ltd. ("ABML")

In 2006 two minority shareholders of ABML ("Petitioners") commenced action against the bcMetals (now Red Chris Development Company Ltd.) seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that bcMetals purchase the shares of the minority shareholders of ABML. The events complained of predate the acquisition of bcMetals by the Company. The Petitioners are also seeking to certify their action as a class action proceeding. The Company has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML, a reporting issuer, has been cease traded since 2001 and is delisted.

## 14. SUBSEQUENT EVENT

On November 4, 2009 the Company completed the acquisition of Selkirk Metals Corp. by way of a Plan of Arrangement.

The Company issued 2,200,000 common shares and paid cash of $2,398 for the acquisition of Selkirk. Selkirk optionholders converted their options to purchase Selkirk shares into options to purchase 127,251 shares of the Company at prices ranging from $6.60 to $34.20 per share. The weighted average exercise price is $13.25 per share. The options are fully vested and expire at various dates to September 20, 2013.

[intentionally left blank]

## CORPORATE INFORMATION

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

**Auditors**
Deloitte & Touche LLP
Vancouver, BC

**Bankers**
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

**Legal Counsel**
Fasken Martineau DuMoulin LLP
Vancouver, BC

**Transfer Agent**
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1
Toll Free 800.564.6253
service@computershare.com
www.computershare.com

Contact Computershare for shareholder inquiries with respect to change of address, registration, transfer or lost share certificates.

## DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2
Ted Muraro

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

## MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

**TSX:III**